SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    Schedule 13D

                       Under the Securities Exchange Act of 1934
                     (Amendment No.____)* Superseding Schedule 13G

                                Masco Industries, Inc.
                                  (Name of Issuer)

                       Common Stock, par value $1.00 per share
                           (Title of Class of Securities)

                                      574601 10 0
                                     (CUSIP Number)

       Gerald Bright, Vice President and General Counsel, Masco Corporation,
            21001 Van Born Road, Taylor, Michigan 48180, (313) 274-7400
                    (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                    November 24, 1986
                           (Date of Event which Requires Filing
                                    of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             (Continued on following page(s))

                                    Page 1 of __ Pages
PAGE

CUSIP No. 574601 10 0              13D                     Page  2 of ____ Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Masco Corporation
    38-1794485

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

    WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7)  SOLE VOTING POWER

    19,121,804

8)  SHARED VOTING POWER

    None

9)  SOLE DISPOSITIVE POWER

    19,121,804

10) SHARED DISPOSITIVE POWER

    None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,121,804

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    48.0%

14) TYPE OF REPORTING PERSON

    CO
PAGE

                            SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        Schedule 13D

                          Under the Securities Exchange Act of 1934
                                    (Amendment No.____ )*

                                  Masco Industries, Inc
                                     (Name of Issuer)

        Depositary Shares, Each Representing 1/10th Share of $17.50 Convertible
              Exchangeable Preferred Stock, par value $1.00 per share
                          (Title of class of securities)

                                       574601 30 8
                                      (CUSIP number)

        Gerald Bright, Vice President and General Counsel, Masco Corporation,
            21001 Van Born Road, Taylor, Michigan 48180, (313) 274-7400
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   November 24, 1986
                         (Date of Event which Requires Filing
                                  of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Continued on following page(s))

                                      Page 3 of __ Pages
PAGE

CUSIP No. 574601 30 8              13D                     Page  4 of ____ Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Masco Corporation
    38-1794485

2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [ ] (b) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

    WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7)  SOLE VOTING POWER

    3,000,000

8)  SHARED VOTING POWER

    None

9)  SOLE DISPOSITIVE POWER

    3,000,000

10) SHARED DISPOSITIVE POWER

    None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,000,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.3%

14) TYPE OF REPORTING PERSON

    CO
PAGE

Item 1.     Security and Issuer.

     This statement relates to Depositary Shares (the "Depositary Shares"), each representing 1/10th share of $17.50 Convertible Exchangeable Preferred Stock, $1.00 par value per share (the "Preferred Stock") and Common Stock, par value $1.00 per share (the "Common Stock"), of Masco Industries, Inc., a Delaware corporation (the "Company"). Masco Corporation actually holds 300,000 shares of the underlying Preferred Stock, which may be deposited at any time in exchange for 3,000,000 Depositary Shares.

     The principal executive offices of the Company are located at 21001 Van Born Road, Taylor, Michigan 48180.

Item 2.    Identity and Background.

                           Information Relating to
                              Masco Corporation

          (a) This statement is being filed by Masco Corporation, a Delaware corporation ("Masco").

          (b) The principal executive and business offices of Masco are located at 21001 Van Born Road, Taylor, Michigan
48180.
          (c) Masco is a manufacturer of building, home improve-ment and other specialty consumer products.

                       Information Relating to
                    Executive Officers and Directors
                         of Masco Corporation

(a) and (b)                               (c)
Name and Business Address                 Present Principal Occupation
                                          and Position with Masco

Gerald Bright                             Vice President, General
21001 Van Born Road                        Counsel and Secretary
Taylor, Michigan  48180                   Masco Corporation

David A. Doran                            Vice President, Taxes
21001 Van Born Road                       Masco Corporation
Taylor, Michigan  48180

Erwin L. Koning                           Director
951 Washington Road                       Masco Corporation
Grosse Pointe, Michigan
48230                                     Retired (formerly Senior
                                           Vice President, National
                                          Bank of Detroit)

John R. Leekley                           Vice President, Corporate
21001 Van Born Road                        Counsel
Taylor, Michigan  48180                   Masco Corporation


                              Page 5 of 117 Pages
PAGE

(a) and (b)                               (c)
Name and Business Address                 Present Principal Occupation
                                          and Position with Masco

Wayne B. Lyon                             President
21001 Van Born Road                       Masco Corporation
Taylor, Michigan  48180
                                          Director, Masco Industries, Inc.

Alex Manoogian                            Chairman Emeritus and Director
21001 Van Born Road                       Masco Corporation
Taylor, Michigan  48180

Richard A. Manoogian                      Chairman of the Board
21001 Van Born Road                       Masco Corporation
Taylor, Michigan  48180
                                          Chairman of the Board and
                                           President
                                          Masco Industries, Inc.

John A. Morgan                            Director
767 Fifth Avenue                          Masco Corporation and
44th Floor                                Masco Industries, Inc.
New York, New York 10153
                                          Partner
                                          Morgan Lewis Githens & Ahn
                                          (investment bankers)

Richard G. Mosteller                      Senior Vice President, Finance
21001 Van Born Road                       Masco Corporation
Taylor, Michigan 48180
                                          Director, Masco Industries,
                                          Inc.

John C. Nicholls, Jr.                     Treasurer
21001 Van Born Road                       Masco Corporation
Taylor, Michigan  48180

Robert B. Rosowski                        Vice President and Controller
21001 Van Born Road                       Masco Corporation
Taylor, Michigan  48180

Arman Simone                              Director
33 Riverside Avenue                       Masco Corporation
Westport, Connecticut  06880
                                          Director and President
                                          Simone Corporation
                                          (commercial builders and
                                          developers)

Samuel Valenti, III                       Vice President, Investments
21001 Van Born Road                       Masco Corporation
Taylor, Michigan  48180


                              Page 6 of 117 Pages
PAGE

(a) and (b)                               (c)
Name and Business Address                 Present Principal Occupation
                                          and Position with Masco

David G. Wesenberg                        Vice President, Human
21001 Van Born Road                        Resources
Taylor, Michigan 48180                    Masco Corporation

                                   General

     (d) Masco has not been and, to the best of Masco's knowledge, none of the above-named persons has been, convicted in a criminal proceeding during the last five years.

     (e) Masco has not and, to the best of Masco's knowledge, none of the above-named persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (f) To the best of Masco's knowledge, all of the above-named individuals are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

     The aggregate purchase price for the Depositary Shares acquired by Masco (the "Masco Depositary Shares") is $75,000,000, of which $6,899,000 was paid in cash and the balance was paid by the exchange with the Company of Masco's 50 percent interest in Nimas Corporation upon the exercise of the Company's pre-existing option on such interest. The cash portion of the purchase price was derived from working capital.

     Masco has the right, at its option, to convert the Masco Depositary Shares into shares of Common Stock at any time at a rate equivalent to one share of Common Stock for each Masco Depositary Share, or a conversion price of $25 per share of Common Stock, subject to adjustment under certain conditions.

Item 4.     Purpose of Transaction.

     The Masco Depositary Shares were acquired by Masco for investment.
However, Masco may be deemed to be a controlling person of the Company by virtue, among other things, of its ownership of Depositary Shares and Common Stock. For further information concerning the relationship between the Company and Masco, reference is made to the Prospectus of Masco Industries, Inc. dated November 6, 1986 relating to the public offering of 5,000,000 Depositary Shares, in particular the section captioned "Certain Relationships and Related Transactions", which is incorporated herein by reference. A copy of the Prospectus is filed herewith as an Exhibit.


                              Page 7 of 117 Pages
PAGE

Item 5.     Interest in Securities of Issuer.

     Set forth below is certain information as to the beneficial ownership of Common Stock and Depositary Shares by the persons identified in answer to Item
2. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Depositary Shares or the shares of Common Stock owned by the beneficial owners set forth below.

                                                   Common Stock
                                                  of the Company
         Name                                    Beneficially Owned

Masco Corporation                                    19,121,804

Gerald Bright                                            40,642

David A. Doran                                           42,000

Erwin L. Koning                                           3,000

John R. Leekley                                          43,200

Wayne B. Lyon                                           177,538

Alex Manoogian                                          101,280

Richard A. Manoogian                                  5,629,668

John A. Morgan                                           12,000

Richard G. Mosteller                                     72,000

John C. Nicholls, Jr.                                    55,100

Robert B. Rosowski                                       42,900

Arman Simone                                             21,600

Samuel Valenti, III                                      45,800

David G. Wesenberg                                       37,800

Except for Masco's beneficial ownership of 3,000,000 Depositary Shares (34.3% of the outstanding Depositary Shares), no other person identified in answer to Item 2 beneficially owns Depositary Shares. The Common Stock shown above as beneficially owned by Masco includes 3,000,000 shares issuable upon conversion of Masco's Depositary Shares; giving effect to these shares, Masco beneficially owns 48% of the then outstanding Common Stock. However, because each Depositary Share is currently entitled to one vote and the Depositary Shares vote together with the Common Stock as a single class, Masco has, and upon conversion of the Depositary Shares would continue to have, 42% of the combined voting power of the Company's outstanding voting securities.

     Except for Richard A. Manoogian, who owns 15.3% of the outstanding Common Stock, each of the Executive Officers and Directors of Masco owns less than 1% of the outstanding Common Stock.


                              Page 8 of 117 Pages
PAGE

     Common Stock beneficially owned by Messrs. Manoogian includes in each case 101,280 shares owned by the Alex and Marie Manoogian Foundation of which Messrs. Manoogian are Directors. The Board of Directors of such Foundation exercises the power to vote and dispose of the Common Stock owned by such Foundation and Messrs. Manoogian disclaim beneficial ownership of such shares. Except for shares of Common Stock issuable upon conversion of the Depositary Shares owned by Masco, the shares of Common Stock owned by the aforementioned Foundation and unvested shares of Common Stock held under Masco's restricted stock incentive plan (33,600 shares for Mr. Bright, 33,600 shares for Mr. Doran, 43,200 shares for Mr. Leekley, 72,000 shares for Mr. Lyon, 510,000 shares for Richard A. Manoogian, 72,000 shares for Mr. Mosteller, 33,600 shares for Mr. Nicholls, 33,600 shares for Mr. Rosowski, 33,600 shares for Mr. Valenti and 33,600 shares for Mr. Wesenberg), the shares of Common Stock set forth above are owned by the persons named therein with sole power to vote and dispose of such shares.

     Except for the acquisition of Depositary Shares by Masco as described in answer to Item 3 and the following dispositions of Common Stock, no person identified in answer to Item 2 has effected any transaction in either the Depositary Shares or the Common Stock during the past 60 days: Mr. Bright made gifts aggregating 274 shares of Common Stock on December 10, 1986; Mr. Leekley made gifts of 200 shares of Common Stock on December 9, 1986 and sold 5,400 shares of Common Stock on December 8 and 9, 1986 at a price of $23.50 per share; Mr. Lyon made gifts aggregating 1,420 shares of Common Stock on December 15, 1986; and Mr. Rosowski sold 4,200 shares of Common Stock on December 8, 1986 at a price of $23.50 per share.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Neither Masco nor, to the best of its knowledge, any of the individuals referred to in the answer to Item 2 above, have any material contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company, except as referred to in the answer to Item 5 above.

Item 7.     Materials to be Filed as Exhibits.

     Exhibit 1.  Prospectus of Masco Industries, Inc. dated
                 November 6, 1986 relating to the public of-fering of 5,000,000 Depositary Shares.


                              Page 9 of 117 Pages
PAGE

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 1986

Masco Corporation

By  /s/Gerald Bright
    Gerald Bright
    Vice President












                       Page __ of __ Pages
PAGE

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                             Masco Industries, Inc.
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                 574601 10 0
                                (CUSIP Number)

       Gerald Bright, Vice President and General Counsel, Masco Corporation
         21001 Van Born Road, Taylor, Michigan 48180, (313) 274-7400
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               February 5, 1987
                   (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                              Page 1 of 6 Pages
PAGE

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                             Masco Industries, Inc.
                                (Name of Issuer)

        Depositary Shares, Each Representing 1/10th Share of $17.50 Convertible Exchangeable Preferred Stock, par value $1.00 per share
                          (Title of Class of Securities)

                                 574601 30 8
                                (CUSIP Number)

       Gerald Bright, Vice President and General Counsel, Masco Corporation 21001 Van Born Road, Taylor, Michigan 48180, (313) 274-7400
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                February 5, 1987
                     (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                              Page 2 of 6 Pages
PAGE

CUSIP No. 574601 10 0             13D                  Page 3  of 6 Pages


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Masco Corporation
    38-1794485

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

    WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7)  SOLE VOTING POWER

    22,755,235

8)  SHARED VOTING POWER

    None

9)  SOLE DISPOSITIVE POWER

    22,755,235

10) SHARED DISPOSITIVE POWER

    None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,755,235

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.4%

14) TYPE OF REPORTING PERSON

    CO
PAGE

CUSIP No. 574601 30 8             13D                 Page 4  of 6 Pages


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Masco Corporation
    38-1794485

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

    WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7)  SOLE VOTING POWER

    3,000,000

8)  SHARED VOTING POWER

    None

9)  SOLE DISPOSITIVE POWER

    3,000,000

10) SHARED DISPOSITIVE POWER

    None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,000,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.3%

14) TYPE OF REPORTING PERSON

    CO
PAGE

     The information contained in this amendment supplements and amends the information contained in the following items of Masco Corporation's Schedule 13Ds dated November 11, 1986:

            Item 3 - Source and Amount of Funds or Other Consideration

            Item 4 - Purpose of Transaction

            Item 5 - Interest in Securities of Issuer

            Item 6 - Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer

            Item 7 - Materials to be Filed as Exhibits

     In the fourth quarter of 1986, Masco Industries, Inc. (the "Company") exchanged $220 million principal amount of newly issued 16% Subordinated Debentures Due 2004 and paid $100 million in cash to redeem $320 million principal amount of the Company's outstanding old 16% debentures held by Masco Corporation ("Masco"). As part of that transaction, the Company paid Masco a call premium of approximately $41 million in cash. The Company subsequently repaid the $220 million aggregate principal amount of its 16% Subordinated Debentures Due 2004 held by Masco.

     On February 5, 1987 Masco purchased $130 million aggregate principal amount of the Company's 6% Convertible Subordinated Debentures Due 2011. Such debentures are convertible into common stock of the Company at a conversion price of $36 per share, increasing Masco's beneficial ownership of the Company's common stock to 22,755,235 shares or approximately 52.4% of the Company's common stock (consisting of 16,144,124 shares directly owned by Masco, 3,000,000 shares issuable upon conversion of the Company's preferred stock held by Masco, and 3,611,111 issuable upon conversion of the Company's 6% debentures held by Masco). Masco has agreed that it will not exercise its right to convert the Company's preferred stock or 6% debentures prior to June 30, 1987, unless the Company increases the number of authorized shares of common stock. For further information concerning these transactions and the relationship between the Company and Masco, reference is made to the Prospectus of the Company dated February 5, 1987 relating to the public offering of $250 million aggregate principal amount of the Company's 10 1/4% Senior Subordinated Notes Due 1997, in particular the sections captioned "Recent Developments" and "Certain Relation-ships
PAGE
and Related Transactions", which is incorporated hereby by reference. A copy of the Prospectus is filed herewith as an Exhibit.

Item 7.  Materials to be Filed as Exhibits

Exhibit 1. Prospectus of Masco Industries, Inc. dated February 5, 1987 relating to the public offering of $250 million aggregate principal amount of Masco Industries, Inc.'s 10 1/4% Senior Subordinated Notes Due 1997.

Exhibit 2. Debenture Purchase Agreement dated as of January 29, 1987 between Masco Corporation and Masco Industries, Inc.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 1987                            MASCO CORPORATION



                                          By /s/ John R. Leekley
                                             John R. Leekley
                                             Vice President

PAGE

                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*

                           Masco Industries, Inc.
                              (Name of Issuer)

                  Common Stock, par value $1.00 per share
                       (Title of Class of Securities)

                                574601 10 0
                               (CUSIP Number)

Gerald Bright, Vice President and General Counsel, Masco Corporation, 21001 Van Born Road, Taylor, Michigan 48180, (313) 274-7400
           (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            September 23, 1987
                   (Date of Event which Requires Filing
                          of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages(s))

                               Page 1 of 5 Pages
PAGE

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           Masco Industries, Inc.
                             (Name of Issuer)

Depositary Shares, Each Representing 1/10th Share of $17.50
Convertible Exchangeable Preferred Stock, par value $1.00 per share
                  (Title of Class of Securities)

                               574601 30 8
                              (CUSIP Number)

Gerald Bright, Vice President and General Counsel, Masco Corporation, 21001 Van Born Road, Taylor, Michigan 48180, (313) 274-7400
           (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            September 23, 1987
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))

                            Page 2 of 5 Pages
PAGE

CUSIP No. 574601 10 0             13D                 Page 3  of 5 Pages


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Masco Corporation
    38-1794485

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

    00

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7)  SOLE VOTING POWER

    38,336,728

8)  SHARED VOTING POWER

    None

9)  SOLE DISPOSITIVE POWER

    38,336,728

10) SHARED DISPOSITIVE POWER

    None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,558,950

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.4%

14) TYPE OF REPORTING PERSON

    CO
PAGE

CUSIP No. 574601 30 8             13D                 Page 4  of 5 Pages


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Masco Corporation
    38-1794485

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

    Not applicable

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7)  SOLE VOTING POWER

    None

8)  SHARED VOTING POWER

    None

9)  SOLE DISPOSITIVE POWER

    None

10) SHARED DISPOSITIVE POWER

    None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    None

14) TYPE OF REPORTING PERSON

    CO
PAGE

     The information contained in this amendment supplements and amends the information contained in the following items of Masco Corporation's Schedule 13Ds dated November 11, 1986 as heretofore amended:

     Item 3 - Source and Amount of Funds or Other Consideration

     Item 4 - Purpose of Transaction

     Item 5 - Interest in Securities of the Issuer

     On September 23, 1987, Masco Corporation ("Masco") surrendered all of its shares of preferred stock of Masco Industries, Inc. (the "Company") (which would have equalled 3,000,000 depositary shares) for conversion into 6,000,000 shares of the Company's common stock. The depositary shares (and the underlying preferred stock) had been called for redemption on September 28, 1987.

     After giving effect to the conversion, Masco is the beneficial owner of 45,558,950 shares or approximately 45.4 percent of the Company's common stock (38,336,728 shares of which are owned directly and 7,222,222 of which are issuable upon conversion of the Company's 6% Convertible, Subordinated Debentures Due 2011).

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 1987                           MASCO CORPORATION



                                          By /s/ Gerald Bright
                                            Gerald Bright
                                            Vice President
PAGE

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Masco Industries, Inc.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                 574601 10 0
                               (CUSIP Number)

             Gerald Bright, Vice President, Masco Corporation, 21001 Van Born Road, Taylor, Michigan 48180, (313) 274-7400
                  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 September 30, 1988
                        (Date of Event which Requires Filing
                                 of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following page(s))

                                  Page 1 of 3 Pages
PAGE

CUSIP No. 574601 10 0             13D                         Page 2 of 3 Pages


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Masco Corporation
    38-1794485

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

    N/A

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7)  SOLE VOTING POWER

    38,336,728

8)  SHARED VOTING POWER

    None

9)  SOLE DISPOSITIVE POWER

    38,336,728

10) SHARED DISPOSITIVE POWER

    None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,558,950

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    46.8%

14) TYPE OF REPORTING PERSON

PAGE

     The information contained in this amendment supplements and amends the information contained in Masco Corporation's Schedule 13D dated November 11, 1986, as heretofore amended:

     Item 5 - Interest in Securities of the Issuer

     Pursuant to the terms of Masco Industries, Inc.'s (the "Issuer") tender offer, the Issuer purchased at $13.00 per share 8,180,768 shares of Issuer common stock ("Common Stock") tendered to the Issuer on or before September 30, 1988. As a result of these purchases by the Issuer, the percent of Common Stock deemed beneficially owned by Masco Corporation has increased to 46.8%. Masco Corporation did not tender any Common Stock, and continues to beneficially own 45,558,950 shares of Common Stock (38,336,728 shares of which are owned directly and 7,222,222 of which are issuable upon conversion of the Issuer's 6% Convertible, Subordinated Debentures Due 2011).



                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 1988                          MASCO CORPORATION



                                          By /s/ Gerald Bright
                                            Gerald Bright
                                            Vice President
PAGE

                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                             Masco Industries, Inc.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                          (Title of Class of Securities)

                                  574601 10 0
                                (CUSIP Number)

       John R. Leekley, Vice President and General Counsel, Masco Corporation, 21001 Van Born Road, Taylor, Michigan 48180, (313) 274-7400
                  (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                               December 31, 1989
                     (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on following page(s))

                              Page 1 of 3 Pages
PAGE

CUSIP No. 574601 10 0             13D                       Page 2 of 3 Pages


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Masco Corporation
    38-1794485

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

    N/A

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7)  SOLE VOTING POWER

    38,282,898

8)  SHARED VOTING POWER

    None

9)  SOLE DISPOSITIVE POWER

    38,282,898

10) SHARED DISPOSITIVE POWER

    None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,505,120

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%

14) TYPE OF REPORTING PERSON

    CO
PAGE

     The information contained in this amendment supplements and amends the information contained in Masco Corporation's Schedule 13D dated November 11, 1986, as heretofore amended:

     Item 5 - Interest in Securities of the Issuer

     Pursuant to the announced intention of Masco Industries, Inc. (the "Issuer") to purchase up to 5,000,000 shares of Issuer common stock ("Common Stock"), the issuer from time to time purchased and retired during 1989 approximately 4,000,000 shares of Common Stock. As a result of these purchases by the Issuer, the percent of Common Stock deemed beneficially owned by Masco Corporation has increased to 53.7%, Masco Corporation has not purchased any Common Stock, and beneficially owns 45,505,120 shares of Common Stock (38,282,898 shares of which are owned directly and 7,222,222 of which are issuable upon conversion of the Issuer's 6% Convertible, Subordinated Debentures Due 2011).


                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 1990                          MASCO CORPORATION



                                          By /s/ John R. Leekley
                                            John R. Leekley
                                            Vice President and
                                            General Counsel
PAGE

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                            Masco Industries, Inc.
                              (Name of Issuer)

                   Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                 574601 10 0
                               (CUSIP Number)

       John R. Leekley, Vice President and General Counsel, Masco Corporation, 21001 Van Born Road, Taylor, Michigan 48180, (313) 274-7400
                  (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 20, 1990
                       (Date of Event which Requires Filing
                                 of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following page(s))

                                 Page 1 of 64 Pages
PAGE

CUSIP No. 574601 10 0             13D                       Page 2 of 64 Pages


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Masco Corporation
    38-1794485

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

    Not applicable

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7)  SOLE VOTING POWER

    27,915,898

8)  SHARED VOTING POWER

    None

9)  SOLE DISPOSITIVE POWER

    27,915,898

10) SHARED DISPOSITIVE POWER

    None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    35,138,120

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    51.5%

14) TYPE OF REPORTING PERSON

    CO
PAGE

     The information contained in this Amendment No. 5 supplements and amends the information contained in the following Items of the Schedule 13D dated November 11, 1986, as heretofore amended, filed by Masco Corporation ("Masco") relating to the Common Stock, par value $1.00 per share (the "Common Stock") of Masco Industries, Inc. (the "Issuer"):

     Item 5.  Interest in Securities of the Issuer.

     Item 6. Contracts, Arrangements, Understandings or Re-lationships with Respect to Securities of the Issuer.

     On December 20, 1990, Masco exchanged 10,000,000 shares of the Issuer's Common Stock and $30,000,000 in cash for 775,000 shares of the Issuer's 12% Exchangeable Preferred Stock pursuant to an Exchange Agreement dated as of December 18, 1990 between the Issuer and Masco. After the exchange as of December 20, 1990, Masco beneficially owned 35,138,120 shares of Common Stock, 27,915,898 shares of which were owned directly and 7,222,222 shares of which are issuable upon conversion of the Issuer's 6% Convertible Subordinated Debentures Due 2011. To the best of its knowledge and based on the number of shares of Common Stock believed to be outstanding, after the exchange as of December 20, 1990, Masco was deemed to be the beneficial owner of 51.5% of the Common Stock (including the shares issuable upon conversion of the Debentures referred to above). Masco has sole power to vote and dispose of the Common Stock directly owned by it.

      In connection with the above-described transaction, Masco and the Issuer amended the Stock Repurchase Agreement dated as of May 1, 1984 to limit the Issuer's pre-existing obligation to repurchase Common Stock from Masco to those instances in which Masco's ownership of Common Stock would exceed 49% as a result of repurchases of Common Stock by the Issuer or any of its subsidiaries or forfeitures of Common Stock to the Issuer or Masco by participants under the Issuer's or Masco's restricted stock incentive plans.

 Item 7.    Material to be Filed as Exhibits.

Exhibit 1. Exchange Agreement dated as of December 18, 1990 between Masco Industries, Inc. and Masco Corporation.

Exhibit 2. Stock Repurchase Agreement dated as of May 1, 1984 between Masco Corporation and Masco Industries, Inc., the related letter agreement dated September 20, 1985 and Amendment to Stock Repurchase Agreement dated as of December 20, 1990.


                                 Page 3 of 64
PAGE

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  January 23, 1991                  MASCO CORPORATION



                                          By /s/ Gerald Bright
                                            Gerald Bright
                                            Vice President
PAGE

                                 Page 4 of 64 Pages
PAGE

                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*

                            Masco Industries, Inc.
                              (Name of Issuer)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                 574601 10 0
                                (CUSIP Number)

     John R. Leekley, Vice President and General Counsel, Masco Corporation, 21001 Van Born Road, Taylor, Michigan 48180, (313) 274-7400
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               March 31, 1993
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

CUSIP No. 574601 10 0             13D                      Page 2 of 114 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Masco Corporation

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

    Not Applicable

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

    Not Applicable

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7)  SOLE VOTING POWER

    17,946,498

8)  SHARED VOTING POWER

    0

9)  SOLE DISPOSITIVE POWER

    17,946,498

10) SHARED DISPOSITIVE POWER

    0

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,168,720

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

Not Applicable

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43.4

14) TYPE OF REPORTING PERSON

    CO
PAGE

CUSIP NO. 574601 10 0                                       Page 3 of 114 pages



     The information contained in this Amendment No. 6 supplements and amends the information contained in the following Items of the Schedule 13D dated November 11, 1986, as heretofore amended, filed by Masco Corporation ("Masco") relating to the Common Stock, par value $1.00 per share (the "Common Stock") of Masco Industries, Inc., a Delaware corporation (the "Issuer"):

Item 2.     Identity and Background.


     (c) Masco manufactures building, home improvement and home furnishings products for the home and family.

Item 4.     Purpose of Transaction.

Item 5.     Interest in Securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On February 1, 1993 Masco and the Issuer agreed to partially restructure their affiliate relationships through transactions that reduced Masco's common equity ownership of the Issuer from approximately 46% to approximately 35%.

     Effective as of March 31, 1993, the Issuer acquired from Masco (i) 10 million shares of the Common Shares, (ii) Masco's investment in Emco Limited and
(iii) $77.5 million of the Issuer's 12% exchangeable preferred stock. In exchange, Masco received (i) $87.5 million in cash, (ii) $100 million of the Issuer's 10% exchangeable preferred stock (exchangeable for subordinated debentures) and (iii) seven-year warrants to purchase 10 million of the Common Shares at $13 per share. The transferable warrants will not be exercisable by Masco if an exercise would increase Masco's common equity ownership of the Issuer to more than 35 percent. Masco has also agreed to purchase from the Issuer at its request within two years up to $200 million aggregate amount of additional exchangeable preferred stock and subordinated debentures.

     After completion of the above described transactions as of March 31, 1993, Masco beneficially owned 25,168,720 shares of the Common Stock, of which (i) 17,946,498 shares are owned directly, and (ii) 7,222,222 shares are issuable upon conversion of the Issuer's 6% Convertible Subordinated Debentures Due 2011. Since Masco owns 35 percent of the outstanding Common Stock, the warrants are not currently exercisable. To the best of its knowledge and based on the number of shares of Common Stock believed to be outstanding, after the transactions as of March 31, 1993, Masco may PAGE

CUSIP NO. 574601 10 0                                       Page 4 of 114 pages

be deemed to be the beneficial owner of 43.4 percent of the Common Stock (including the shares issuable upon conversion of the Debentures). Masco has sole power to vote and dispose of the Common Stock directly owned by it.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1. Agreement dated as of February 1, 1993 between Masco Industries, Inc. and Masco Corporation, (Annexes thereto are filed as Exhibits 2 through 7 below).

Exhibit 2. Purchase Agreement dated as of March 31, 1993 between Masco Industries, Inc. and Masco Corporation, (Exhibit A thereto is filed as Exhibit 3 below).

Exhibit 3. Warrant Agreement dated as of March 31, 1993 between Masco Industries, Inc. and Masco Corporation.

Exhibit 4. Exchange Agreement dated as of March 31, 1993 between Masco Industries, Inc. and Masco Corporation.

Exhibit 5. Repurchase Agreement dated as of March 31, 1993 between Masco Industries, Inc. and Masco Corporation.

Exhibit 6. Securities Purchase Agreement dated as of March 31, 1993 between Masco Industries, Inc. and Masco Corporation.

Exhibit 7. Registration Agreement dated as of March 31, 1993 between Masco Industries, Inc. and Masco Corporation.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 28, 1993                    MASCO CORPORATION



                                          By /s/ Gerald Bright
                                            Gerald Bright
                                            Vice President
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               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      (Amendment No. 7)*

                         MascoTech, Inc.
                         (Name of Issuer)

              Common Stock, par value $1.00 per share
                  (Title of class of securities)

                             574670 10 5
                         (CUSIP number)

John R. Leekley, Vice President and General Counsel,
Masco Corporation, 21001 Van Born Road, Taylor, Michigan 48180,
(313) 274-7400
      (Name, address and telephone number of person authorized to receive notices and communications)

                        November 29, 1993
     (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous state-ment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subse-quent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1
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CUSIP No. 574670 10 5            13D                    Page 2

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

    Masco Corporation
    38-1794485

2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (A) [ ] (B) [ ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7)  SOLE VOTING POWER

          25,173,490

      8)  SHARED VOTING POWER

          None

      9)  SOLE DISPOSITIVE POWER

          25,173,490

      10) SHARED DISPOSITIVE POWER

          None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,173,490

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    41.6%

14) TYPE OF REPORTING PERSON

    CO

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CUSIP No. 574670 10 5            13D                     Page 3

      The information contained in this Amendment No. 7 supplements and amends the information contained in the following Items of the Schedule 13D dated November 24, 1986, as heretofore amended, filed by Masco Corporation ("Masco") relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of MascoTech, Inc., a Delaware Corporation (the "Issuer").

Item 4.  Purpose of Transaction.

      The Common Stock was previously acquired for investment purposes. Depending upon market conditions and other factors, Masco may acquire additional shares of Common Stock in the open market or by private purchase, or, alterna-tively, may dispose of some or all of the Common Stock owned by it.

Item 5.  Interest in Securities of the Issuer.

      See Item 6 below.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

      On November 23, 1993 the Issuer and Masco entered into certain agreements pursuant to which (i) Masco agreed to convert the $130 million principal amount of the Issuer's 6% Convertible Subordinated Debentures Due 2011 into Common Stock on or before December 31, 1993 at the stated conversion price of $18 per share, (ii) the Issuer repurchased the one million outstanding shares of its 10% Exchangeable Preferred Stock held by Masco for cash, (iii) the term of the Stock Repurchase Agreement dated May 1, 1984, as theretofore amended, was extended to May 1, 2004, and (iv) the Securities Purchase Agreement dated as of March 31, 1993 was amended and restated.

      Under the Amended and Restated Securities Purchase Agreement, the Issuer may require Masco to purchase from time to time up to $200 million aggregate principal amount of the Issuer's subordinated debentures. Such debentures would be "Registrable Securities" under the Registration Agreement between the Issuer and Masco dated as of March 31, 1993, which Agreement was previously filed as an Exhibit to this Schedule 13D.

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CUSIP No. 574670 10 5            13D                    Page 4

      On November 29, 1993, Masco converted the Debentures held by it into 7,222,222 shares of Common Stock. As of December 31, 1993, Masco directly owns 25,173,490 shares of Common Stock. Masco also owns warrants to purchase 10,000,000 shares of Common Stock; however, these warrants are not currently exercisable since Masco owns more than 35 percent of the outstanding Common Stock. To the best of its knowledge and based on the number of shares of Common Stock believed to be outstanding, Masco may be deemed to be the beneficial owner of 41.6 percent of the Common Stock. Masco has sole power to vote and dispose of the Common Stock held by it.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.a Agreement dated as of November 23, 1993 between MascoTech, Inc. and Masco Corporation.

Exhibit 99.b Amended and Restated Securities Purchase Agreement dated as of November 23, 1993 between MascoTech, Inc. and Masco Corporation.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 17, 1994

                                    MASCO CORPORATION


                                    By/s/Richard G. Mosteller
                                      Richard G. Mosteller
                                      Senior Vice President - Finance

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                                  Exhibit Index

Exhibit 99.a  Agreement dated as of November 23, 1993 between
              MascoTech, Inc. and Masco Corporation.

Exhibit 99.b Amended and Restated Securities Purchase Agreement dated as of November 23, 1993 between MascoTech, Inc. and Masco Corporation.
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